WRITER'S DIRECT: (646) 428-3210

E-MAIL: ehl@dhclegal.com

May 7, 2018

John Reynolds, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, DC 20549

Re:	Post-Effective Amendment No. 1 to Cosmos Holdings Inc. Form S-1 Registration Statement / File No. 333-222061

Dear Mr. Reynolds.:

As counsel to Cosmos Holdings Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated May 7, 2018. The Company’s response to the Comment set forth below follows.

General

1.	We note your agreement with Marathon Global Inc., by which you may distribute cannabis-related products. Please expand your risk factor disclosure related to the regulatory requirements applicable to your company to address the potential impact of federal and state laws related to the selling and distribution of marijuana. Please also revise your Business section to address government approval of cannabis-related products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K. Lastly, please update the disclosure in this filing for any other material developments.

John Reynolds, Esq.

May 7, 2018

The Company does not believe the above comment applies to the facts and circumstances concerning its agreement with Marathon Global Inc. (“Marathon”). If the facts and circumstances change in the future, the Company and its management are aware of their responsibility to insure the accuracy of its public disclosures. Section 2.1 of the Agreement states: “Subject to all of the terms and conditions of this Agreement, the Company (Marathon) hereby appoints the Distributor (Cosmos) as its exclusive distributor of the Products throughout Europe.” That was the sole intention of this Agreement. It was an afterthought that the next sentence was added: “The Distributor will be able to distribute the Products of the Company wherever else lawfully permitted, but the Distributor will not have exclusivity in those markets.”

We believe that the Staff’s comment relates to U.S. jurisdiction and federal and state laws, and not to European regulation of cannabis.

Therefore, the Company proposes to amend the Final Prospectus in the Post-Effective Amendment to state, as follows:

The Company has no present intention to distribute any Products under this agreement in the United States or otherwise participate in cannabis operations in the United States. The Company will await further clarification from the U.S. Government on cannabis regulation prior to entering the domestic market.

The change will be made on page 25 under Management’s Discussions and Analysis where the prior disclosure under Note 12 Subsequent Events has been added. Since the sentence being inserted relates only to Management’s plans with regard to the Agreement, no adjustment has been made to the audited footnotes which accurately describes the terms of the Agreement.

We will await your response prior to our submitting an acceleration request for the above-captioned registration statement. Please do not hesitate to contact the undersigned with any comments or questions.

Very truly yours, DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker

EHL/taf

cc: Grigorios Siokas